Exhibit 99.2

Form of Proxy

I/We, being holder(s) of Subordinate Voting Shares of Nuvei Corporation, hereby appoint Philip Fayer, Chair of the Board and Chief Executive Officer, or failing this person, David Schwartz, Chief Financial Officer, OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following instructions (or if no instructions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders (the “Meeting”) of Nuvei Corporation (the “Company”) and at any adjournment thereof to be held live at https://web.lumiagm.com/469601612, password “nvei2023” (case sensitive), on May 26, 2023 at 10:00 a.m. (ET)and at any adjournment or postponements thereof, in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. If you appoint a proxyholder other than the two individuals listed above, YOU MUST return your proxy by mail, fax, email or Internet to TSX and YOU MUST ALSO have the appointee either complete the online form available at https://www.tsxtrust.com/control-number-request or call TSX at 1 866 751- 6315 (toll-free in Canada and the United States) or 1 647-252-9650 (other countries) by 10:00 a.m. (ET) on May 24, 2023, to properly register your proxyholder, so that TSX may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth on this Proxy. Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Please use a dark black pencil or pen.

1. Election of Directors
	FOR	AGAINST		FOR	AGAINST

1. Philip Fayer			5. Daniela Mielke

2. Timothy A. Dent			6. Pascal Tremblay

3. Maren Hwei Chyun Lau			7. Samir Zabaneh

4. David Lewin

	FOR	WITHHOLD
2. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the Board of Directors of the Company to fix the auditors’ remuneration.

3. Approval of the Ordinary Resolution in Respect of the Company’s Omnibus Incentive Plan	FOR	AGAINST

To consider and approve, with or without variation, an ordinary resolution (the “Omnibus Plan Resolution”), a copy of which is reproduced in its entirety under “Schedule A” attached to the Management Information Circular (the “Circular”), in respect of (i) an amendment to the Company’s Omnibus Incentive Plan (as defined in the accompanying Circular) whereby the number of subordinate voting shares of the Company which may be reserved for issuance thereunder will be increased from 10% to 15% of all multiple voting shares and subordinate voting shares issued and outstanding from time to time on a non-diluted basis, and (ii) the approval of all unallocated options, rights and other entitlements under the Omnibus Incentive Plan, as amended pursuant to the Omnibus Plan Resolution, as more fully described in the accompanying Circular.

I/We hereby authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 a.m. (ET) on May 24, 2023.

Proxy Form – Annual Meeting of Shareholders of Nuvei Corporation to be held at 10:00 a.m. (Eastern Daylight Time) on Friday, May 26, 2023 (the “Meeting”)

Notes to Proxy

1. Every holder of shares has the right to appoint some other person or company of its choice, who need not be a holder of shares, to attend and act on its behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the applicable instructions.

2. If the securities are registered in the name of more than one holder of shares (for example, joint ownership, trustees, executors/liquidators), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy and state your signing capacity, and you may be required to provide documentation evidencing your proxy signing authority.

3. This proxy should be signed in an exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder of shares.

5. The securities’ voting rights represented by this proxy will be voted as directed by the holder of shares; however, if such a direction is not made regarding any matter, this proxy will be voted as management recommends.

6. The proxyholder will exercise the securities’ voting right represented by this proxy by voting “for”, “against” or “withhold” for each of the matters described herein, as applicable, in accordance with the instructions of the holder of shares on any ballot that may be called for and, if the holder of shares has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Company’s management.

All proxies must be received by 10:00 a.m. (ET) on May 24, 2023.

How to Vote

INTERNET	TELEPHONE

• Go to www.tsxtrust.com/vote-proxy • Cast your vote online • View Meeting documents	Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions.

To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX OR EMAIL

•	Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

•	You may alternatively fax your proxy to 1 416-595-9593 or scan and email to proxyvote@tmx.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

If you wish to receive investor documents electronically in the future, please visit https://services.tsxtrust.com/edelivery to enrol.

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports
Shareholders will not receive our interim financial reports by mail unless specifically requested. Mark this box if you would like to receive interim financial reports by mail.

Annual Financial Report
As a registered shareholder, you will receive the annual financial report, or a notice advising how to access the annual financial report, by mail. Mark this box if you DO NOT want to receive the annual financial report, or notice advising how to access the annual financial report, by mail.

If you do not mark the box, or do not return this Proxy or register online then it will be assumed you do NOT want to receive Financial Statements.